July 27, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Linda Cvrkel

Re:	Quality Distribution, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 5, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 000-24180

Dear Ms. Cvrkel:

Quality Distribution, Inc. (the “Company”) is hereby responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated June 18, 2012 relating to the above-referenced Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2012 (“Form 10-Q”). Set forth below are the comments of the staff (in italics) contained in the staff’s letter and immediately below each comment is the Company’s response with respect thereto.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 54

1.	We note from your balance sheet that you have several long-term liabilities recorded on your balance sheet as of December 31, 2011 that are not included in the table of contractual obligations, such as environmental liabilities, and accrued loss and damage claims. Please revise your table of contractual obligations to include all long-term liabilities reflected on your balance sheet in accordance with Item 303(A)(5) of Regulation S-K.

Securities and Exchange Commission

July 27, 2012

Item 303(a)(5) of Regulation S-K requires tabular disclosure of obligations that are contractual and known. One or both of those criteria were not met for the obligations referred to in the comment that were not included in the table for the Form 10-K. In future filings, the Company will include in the contractual obligations table footnotes explaining why certain long-term liabilities are not disclosed in such table. The table below reflects footnotes of this nature that the Company currently would expect to utilize in its future filings, as if they appeared in the contractual obligations table of the Form 10-K. The actual footnotes in future filings might change based upon changes in the underlying facts.

Contractual Obligations

The following is a schedule of our long-term contractual commitments, including the current portion of our long-term indebtedness at December 31, 2011 over the periods we expect them to be paid (dollars in thousands):

	Total	Year 2012	Years 2013 & 2014	Years 2015 & 2016	Year 2017 and after
Operating leases (1)	$44,841	$12,343	$16,660	$13,110	$2,728
Total indebtedness (2)	299,443	4,139	3,672	66,632	225,000
Capital leases (3)	9,101	5,261	3,840	—	—
Interest on indebtedness	166,837	25,897	50,738	49,467	40,735

Total contractual cash obligations (4)(5)(6)(7)	$520,222	$47,640	$74,910	$129,209	$268,463

(1)	These obligations represent the minimum rental commitments under all non-cancelable operating leases including the guaranteed residual values at the end of the leases. Commitments also include the operating lease for our corporate headquarters. See Note 20 of the notes to consolidated financial statements. We expect that some of our operating lease obligations for tractors and trailers will be partially offset by rental revenue from subleasing the tractors to independent affiliates and independent owner-operators and subleasing trailers to independent affiliates.
(2)	Includes aggregate unamortized discount of $1.5 million.
(3)	Amounts presented for interest payments assume that all long-term debt obligations outstanding as of December 31, 2011 will remain outstanding until maturity and interest rates on variable-rate debt in effect as of December 31, 2011 will remain in effect until maturity.
(4)	Excludes long-term pension obligations as we are unable to reasonably estimate the ultimate amount or timing of settlement of such obligations. As of December 31, 2011, obligations of $22.6 million were reflected in the consolidated balance sheet. This amount represented our unfunded status of such plans, which is the difference between our projected benefit obligation and the fair value of plan assets, as of such date. See Note 17 of the notes to consolidated financial statements.
(5)	Excludes liabilities associated with environmental matters as we are unable to reasonably estimate the ultimate amount or timing of settlement of such liabilities. Liabilities of $10.1 million, which represented our reserves for environmental compliance and remediation, were reflected in the consolidated balance sheet as of December 31, 2011. See Note 20 of the notes to consolidated financial statements.
(6)	Excludes accrued loss and damage claims as we are unable to reasonably estimate the ultimate amount or timing of settlement of such claims. As of December 31, 2011, accrued loss and damage claims of $18.4 million, which represented the balance of our reserves for such liabilities, were reflected in the consolidated balance sheet.
(7)	Excludes liabilities associated with uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement of such positions. See Note 16 of the notes to consolidated financial statements.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-14

2.	It appears from your disclosure in Note 2 that rental revenue represents approximately 7% and 8% of total consolidated revenues for 2011 and 2010, respectively. Please revise the notes to the financial statements to include the disclosures required by ASC 840-20- 50-4. These disclosures include: (a) the cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented; (b) Minimum future rentals on noncancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and (c) total contingent rentals included in income for each period for which an income statement is presented.

Securities and Exchange Commission

July 27, 2012

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and in future Annual Reports on Form 10-K for so long as rental revenues continue to be a significant portion of the Company’s consolidated revenues, the Company will include the disclosures required by ASC 840-20- 50-4 in Note 2 or other footnote to its financial statement disclosures. The disclosure below reflects the form that the Company currently would expect to make in its future filings. The actual disclosure in our future filings might change based upon changes in the underlying facts.

Rental Revenue

We lease certain revenue-generating assets including equipment, such as tractors and trailers, and buildings to our independent affiliates and our independent owner-operators in the normal course of our business. Many of these leases are on a month-to-month basis and some are noncancelable leases.

The following schedule provides an analysis of our investment in property and equipment on operating leases and property and equipment held for lease by major class as of December 31, 2012:

Building and improvements	$	XXX
Revenue equipment		XXX
Less: Accumulated depreciation		(XXX	)

Total revenue generating assets	$	XXX

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2012:

2013	$	XXX
2014		XXX
2015		XXX
2016		XXX
2017		XXX
2018 and thereafter		XXX

Total minimum future rentals	$	XXX

We had no significant contingent rentals included in income for any period included in the accompanying statements of operations.

Note 15. Long-Term Indebtedness, page F-26

3.	We note the disclosure in Note 15 indicating that upon refinancing of the previous ABL Facility with the New ABL Facility, the Company wrote-off $.9 million of unamortized debt issuance costs and the remaining unamortized debt issuance costs of $1.3 million were allocated to the New ABL Facility. Please tell us and revise the notes to your financial statements to explain how you calculated or determined the $.9 million of costs that were written off as well as the $1.3 million of unamortized costs that were allocated to the new ABL facility. Also, please explain in further detail why the refinancing of the Previous ABL Facility was treated partially as a debt modification and partially as a debt extinguishment as you have disclosed on page F-28.

Securities and Exchange Commission

July 27, 2012

The Company will include in Note 15 or other footnote to its financial statement disclosures in future filings for so long as Previous ABL Facility continues to be reflected in such filings disclosure in the following form. The Company believes that this disclosure also provides the greater detail that the staff sought supplementally.

Accounting Treatment for the Exchange of New ABL Facility for Previous ABL Facility

The exchange of the Previous ABL Facility for the New ABL Facility was treated partially as a debt modification and partially as a debt extinguishment in accordance with FASB guidance. Under applicable FASB guidance, we compared the product of the remaining term multiplied by the maximum borrowing capacity of the Previous ABL Facility to the maximum borrowing capacity of the new arrangement on a creditor-by-creditor basis to determine the accounting treatment. For each creditor, if the borrowing capacity of the new arrangement is greater than or equal to the maximum borrowing capacity of the old arrangement, then the exchange is classified as a modification, and, if not, the exchange is classified as an extinguishment in proportion to the percentage of the decrease. If the exchange is classified as a modification, then any unamortized debt issuance costs relating to the Previous ABL Facility are allocated to the New ABL Facility and amortized over the term of the New ABL Facility using the effective interest method. Furthermore, if the exchange is classified as an extinguishment, then any unamortized debt issuance costs relating to the Previous ABL Facility are written off in proportion to the decrease in maximum borrowing capacity of the New ABL Facility. Upon the exchange of the Previous ABL Facility for the New ABL Facility, we wrote off $0.9 million of unamortized debt issuance costs, reflecting the proportion of such costs determined to be for indebtedness treated as extinguished, and the remaining unamortized debt issuance costs of $1.3 million, relating to indebtedness deemed a modification, were allocated to the New ABL Facility.

Form 10-Q for the Three Months Ended March 31, 2012

Exhibit 32.1 Section 906 Certifications

4.	We note that your Section 906 Certification filed as Exhibit 32.1 to your Form 10-Q for the quarter ended March 31, 2012, discloses that “each of the undersigned in connection with this Quarterly Report of Quality Distribution, Inc. (the “Company”) on Form 10-Q for the quarterly period ended September 30, 2011…” Please revise to disclose the appropriate date of the current Form 10-Q which is March 31, 2012. Your revision should be made through an amendment.

The Company amended its Form 10-Q on July 13, 2012 to correct the typographical error in its Section 906 Certification filed as Exhibit 32.1. As required by SEC rule, Section 302 certifications were filed as Exhibits 31.1 and 31.2 to the Form 10-Q/A.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

Securities and Exchange Commission

July 27, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUALITY DISTRIBUTION, INC.

By:	/s/ Joseph J. Troy
Name:	Joseph J. Troy
Title:	Chief Financial Officer

cc:	Gary R. Enzor
Claire Erlanger